Exhibit 99.1

ATIF Holdings Limited Announce Nasdaq Notice of Deficiency For Failure to Hold an Annual Meeting of Shareholders

Shenzhen, China, August 7, 2020 (GLOBE NEWSWIRE) -- ATIF Holdings Limited (Nasdaq: ATIF, the “Company”), a company providing business consulting services and multimedia services in Asia, today announced that on August 4, 2020 it received a written notice (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) indicating that the Company is not in compliance with the Nasdaq Listing Rules (the “Rules”) as a result of not having held an annual meeting of stockholders within 12 months of the end of the Company’s fiscal year on July 31, 2020. The Notice is only a notification of deficiency, not of imminent delisting, and has no current effect on the listing or trading of the Company’s securities on the Nasdaq Capital Market.

The Notice states that, under the Rules, the Company has 45 calendar days to submit a plan to regain compliance with the Rules. The Company intends to submit a plan to regain compliance with the Rules within the required timeframe. If Nasdaq accepts the Company’s plan, Nasdaq may grant the Company an extension of up to 180 calendar days from the Company’s fiscal year end, or until January 31, 2021, to regain compliance. The Notice further states that in determining whether to accept the Company’s plan, Nasdaq will consider such things as the likelihood that the annual meeting can be held within the 180-day period, the Company’s past compliance history, the reasons for the delayed meeting, other corporate events that may occur during the review period, the Company’s overall financial condition and its public disclosures. If Nasdaq does not accept the Company’s plan, the Company will have the opportunity to appeal the decision in front of a Nasdaq Hearings Panel. The Company is planning to hold its annual shareholders meeting on November 3, 2020.

About ATIF Holdings Limited

Headquartered in Shenzhen, China, ATIF Holdings Limited (“ATIF”) is a company providing business consulting services to small and medium-sized enterprises in Asia, including going public consulting services, international business planning and consulting services, and financial media services. ATIF has advised several enterprises in China in their plans to become publicly listed in the U.S. Through its majority-owned subsidiary, Leaping Group Co., Ltd., ATIF also provides multimedia services and is engaged in three major businesses, including multi-channel advertising, event planning and execution, film and TV program production and movie theater operations. ATIF operates the largest pre-movie advertising network in Heilongjiang Province and Liaoning Province of China and also provides advertising services in elevators and supermarkets. ATIF is often hired to plan both online and offline advertising campaigns and to produce related advertising material. In addition, ATIF invests in films and TV programs and distributes them in movie theaters or through online platforms. For more information, please visit https://ir.atifchina.com/.

Forward-Looking Statements

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantee of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: future financial and operating results, including revenues, income, expenditures, cash balances and other financial items; ability to manage growth and expansion; current and future economic and political conditions; ability to compete in an industry with low barriers to entry; ability to continue to operate through our VIE structure; ability to obtain additional financing in the future to fund capital expenditures; ability to attract new clients and further enhance brand recognition; ability to hire and retain qualified management personnel and key employees; trends and competition in the financial consulting services industry; a pandemic or epidemic; and other factors listed in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions you that actual results may differ materially from the anticipated results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made. These forward-looking statements are made as of the date of this news release.

For more information, please contact Investor Relations at:

EverGreen Consulting Inc.

Janice Wang

+86-13811768559

+1-908-510-2351

IR@changqingconsulting.com